EXHIBIT 99.2

ATTUNITY REPORTS FIRST QUARTER 2009 RESULTS

Company posts Non-GAAP operational profitability

Burlington, MA, April 27th , 2009 – Attunity Ltd (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time event capture and data integration software, reported today its unaudited financial results for the first quarter ended March 31, 2009.

—	Key financial metrics for the first quarter of 2009:

—	Net Operating Profit – (Non GAAP): $80,000 net operating profit compared to $9,000 Non-GAAP net operating profit in the first quarter of 2008.Non-GAAP operating profit excludes equity based compensation expenses (see footnote 1 at the end of this release), software development costs capitalization and amortization (see footnote 2) and employment termination costs (see footnote 3).

—	Net Operating Loss - (GAAP): $418,000, compared to $223,000 in the first quarter of 2008.

—	Revenues: $2,213,000, a decrease of 32.4% compared to $3,276,000 in the first quarter of 2008.

—	Net Profit (Loss) (Non-GAAP): $64,000 compared to ($68,000) net loss in the first quarter of 2008. Non-GAAP net profit (loss) excludes equity based compensation expenses (see footnote 1), software development costs capitalization and amortization (see footnote 2) and amortization of debt discount revaluation of warrants and deferred charges (see footnote 4).

—	Net loss (GAAP): $593,000, compared to $554,000 in the first quarter of 2008

—	Net Profit per Diluted Share (Non-GAAP): $0.00, in both the first quarters of 2008 and 2009.

—	Net Loss per Diluted Share (GAAP): $0.03 in both the first quarters of 2008 and 2009.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

“Despite the continued difficulties in the capital market, we were able to achieve our goal of attaining non-GAAP operational profitability in the first quarter of 2009", stated Shimon Alon, Attunity Chairman and CEO. “Our increased focus on creating a much tighter value proposition combined with our cautiousness around costs and expenses over the last few quarters helped us to achieve this goal. Furthermore, it is our intention to build upon this achievement, while the pending rights offering is designed to address the Company’s working capital and capital resource requirements, enabling us to be well positioned to meet the challenging market conditions in 2009.”

Highlights of the Quarter

Microsoft

—	Launched into Beta testing the first tightly packaged change-data-capture (CDC) product – Attunity Oracle-CDC for SSIS – specifically engineered for the large Microsoft SQL and Integration Services (SSIS) community, amid positive industry support.

OEM agreements

—	Renewed license agreement with business partner Consist covering Spain and South American territories.

Major customer and partner wins

—	Major customer contracts across the world included Ministry of Water Resources (China), Shanghai Stock Exchange, International Atomic Energy Agency (Austria), Morgan Keegan and Fidelity National Financial.

—	Announced new business partnership with open-source integration provider Talend.

Other Highlights

As previously announced, the Company has commenced a rights offering to raise up to $1.2 million in gross proceeds. The rights offering is designed to enable Attunity to complete its recent debt restructuring activities.

“Our tighter company focus around core competencies is now translating our offering and value proposition into new market opportunities. Our value proposition has always been one of delivering increased value from our customers’ information assets, and with the economic realities of today focusing everyone’s attention on costs, we believe the demand for real-time integration technologies such as our solutions, will grow” continued Shimon Alon. “We believe that our recent debt restructuring activities, including the pending rights offering, along with our refined cost structure, will continue to help drive us towards non-GAAP profitability and positive cash flows from operations this year”.

About Attunity

Attunity is a leading provider of real-time event capture and data integration software. Using our software solutions, Attunity’s customers enjoy dramatic business benefits by driving down the cost of managing their operational systems, creating flexible, service-based architectures for increased business agility, and by detecting critical actionable business events, as they happen, for faster business execution.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of strategic and OEM agreements with partners such as Microsoft, Oracle, IBM, HP and SAP/Business Objects. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com, the content of which is not part of this press release.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses non-GAAP measures of net loss, net operating profit (loss) and net loss per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123(R), non-cash capitalization and amortization of software development costs in accordance with SFAS 86, expenses related to employment termination and offices shutdown costs, and non cash financial expenses such as amortization of beneficial conversion features related to the convertible debt and deferred charges related to warrants granted in connection with a long term loan. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Attunity’s on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. For example, when we discuss future profitability and cash flows, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the near future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2009 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Andy Bailey, VP Marketing	Dror Elkayam, VP Finance
Attunity	Attunity
+1 781-213-5204	+972 9-899-3000
andy.bailey@attunity.com	dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF March 31, 2009

U.S. DOLLARS IN THOUSANDS

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2009	December 31, 2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	798	480
Restricted cash	187	206
Trade receivables and unbilled revenues (net of allowance for doubtful accounts of $15 both at December 31, 2008 and March 31, 2009)	646	502
Other accounts receivable and prepaid expenses	217	221

Total current assets	1,848	1,409

LONG-TERM ASSETS:
Long-term prepaid expenses	107	106
Severance pay fund	954	1,121
Property and equipment, net	333	371
Software development costs, net	3,143	3,585
Goodwill	6,141	6,234
Deferred charges, net	13	204

Total long-term assets	10,691	11,621

Total assets	12,539	13,030

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	March 31, 2008	December 31, 2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt and short term loans	658	412

Current maturities of long-term convertible debt	1,975	1,781
Trade payables	314	389
Deferred revenues	2,663	2,220
Employees and payroll accruals	909	1,079
Accrued expenses and other liabilities	856	718

Total current liabilities	7,375	6,599

LONG-TERM LIABILITIES:

Long-term debt	1,870	2,063
Accrued severance pay	1,346	1,546

Total long-term liabilities	3,216	3,609

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 130,000,000 shares at December 31 2008 and 70,000,000 at December
31, 2007; Issued and outstanding: 23,196,236 shares at December 31, 2008 and December 31, 2007	720	720
Additional paid-in capital	104,338	104,279
Accumulated other comprehensive loss	(474)	(455)
Accumulated deficit	(102,636)	(101,722)

Total shareholders' equity	1,948	2,822

Total liabilities and shareholders' equity	12,539	13,030

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	3 months ended Mar-31
	2009	2008

Revenues:

Software licenses	921	1,654
Maintenance and services	1,292	1,622

	2,213	3,276

Operating expenses:

Cost of revenues	721	632

Research and development, net	520	710
Selling and marketing	920	1,702
General and administrative	470	455
Employment termination and offices shutdown costs	-	-

Total operating expenses	2,631	3,499

Operating loss	(418)	(223)

Financial expenses, net	163	310
Other expense (income)	(10)	-

Loss before income taxes	(571)	(533)
Taxes on income	22	21

Net loss	(593)	(554)

Basic and diluted net loss per share	$(0.03)	$(0.02)

Weighted average number of shares used in computing basic and diluted net loss per share	23,196	23,196

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in Capital	Accumulated Other comprehensive loss	Accumulate deficit	Total comprehensive loss	Total shareholders' equity
	Shares	Amount

Balance as of December 31, 2006	23,166,931	720	102,772	(569)	(90,914)		12,009

Exercise of employee stock options	29,305	*)	27	-			27
Warrants issued in consideration of credit line	-	-	495	-			495
Stock-based compensation	-	-	630	-			630
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	138		138	138
Net loss	-	-	-	-		(6,936)	(6,936)
					(6,996)

Total comprehensive loss						(6,798)

Balance as of December 31, 2007	23,196,236	720	103,924	(431)	(97,910)		6,303
							-
Stock-based compensation	-	-	355	-			355
Other comprehensive loss:							-
Foreign currency translation adjustments	-	-	-	(24)		(24)	(24)
Net loss	-	-	-	-	(3,812)	(3,812)	(3,812)

Total comprehensive loss						(3,836)	2,822

Balance as of December 31, 2008 (unaudited)	23,196,236	720	104,279	(455)	(101,722)

Stock-based compensation	-	-	59		(321)		(262)
Other comprehensive loss:							-
Foreign currency translation adjustments	-	-		2		2	2
Net loss	-	-	-	(21)	(593)	(593)	(593)

Total comprehensive loss						(591)	(853)

Balance as of March 31, 2009 (unaudited)	23,196,236	720	104,338	(474)	(102,636)	1,948

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	3 months ended March 31,
	2009	2008

Cash flows from operating activities:
Net loss from continued operations	(593)	(3,812)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	39	243
Stock based compensation	59	322
Amortization of deferred expenses	12	219
Amortization of debt discount	99	682
Amortization of software development costs	571	1,659
Increase (decrease) in accrued severance pay, net	(33)	110
Decrease (increase) in trade receivables	(147)	373
Decrease in other accounts receivable and prepaid expenses	3	255
Increase in long-term prepaid expenses	(1)	(34)
Increase (decrease) in trade payables	(74)	(64)
Increase in deferred revenues	441	(2)
Increase in employees and payroll accruals	(166)	(142)
Decrease in accrued expenses and other liabilities	93	(128)
Increase (decrease)Long term liabilities	(26)	63

Net cash provided by (used in) operating activities from continued operations (reconciled from continuing operations)	276	(257)
Net cash provided by operating activities from discontinued operations (reconciled from discontinued operations)

Net cash provided by operating activating	276	(257)

Cash flows from investing activities:
Restricted cash, net	-	(47)
Purchase of property and equipment	-	(38)
Capitalization of software development costs	(126)	(837)
Proceeds from sale of property equipment	-	-

Net cash used in investing activities	(126)	(922)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	-	-
Receipt of Short -term debt, net	84	402
Repayment of long-term debt	(5)	(17)
Repayment of short-term debt	-	-

Net cash provided by (used in) financing activities	79	385

Foreign currency translation adjustments on cash and cash equivalents	89	(47)

DIecrease in cash and cash equivalents	318	(841)
Cash and cash equivalents at the beginning of the period	480	1,321

Cash and cash equivalents at the end of the period	798	480

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	49	175

Supplemental disclosure of non-cash investing and financing activities:
Stock-based compensation that was capitalized as part of capitalization of software development costs		35

Issuance of warrant and extension of contractual period of warrants in consideration of long-term loan	-	-

U.S. dollars in thousands, except per share data
USE OF NON-GAAP FINANCIAL INFORMATION

	Three months ended March 31,
	2009	2008

GAAP operating loss	(418)	(223)
Stock based compensation (1)	56	92
Software development costs capitalization and amortization (2)	442	170

Non-GAAP operating profit (loss)	80	39

GAAP net loss	(593)	(554)
Stock based compensation (1)	56	92
Software development costs capitalization and amortization (2)	442	170
Financial expenses (3)	159	224

Non-GAAP net profit (loss)	64	(68)

GAAP basic and diluted net loss per share	(0.03)	(0.02)
Stock based compensation (1)	0.00	0.00
Software development costs capitalization and amortization (2)	0.02	0.01
Financial expenses (3)	0.01	0.01

Non-GAAP basic and diluted net loss per share	0.00	(0.00)

Weighted average number of shares used in computing basic and diluted net loss per share	23,196	23,196

*) Less than $0.01 per share

(1) Equity-based compensation** expenses resulting under SFAS 123(R):
Equity-based compensation expense included in "Research and development"	11	31
Equity-based compensation expense included in "Selling and marketing"	28	48
Equity-based compensation expense included in "General and administrative"	18	13

	56	92

“Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees.

(2) Software development costs capitalization and amortization resulting under SFAS 86:
Capitalization	(129)	(211)
Amortization	571	381

	442	170

(3) Financial expenses:
Amortization of debt discount	99	170
Revaluation of warrants and embedded derivatives	48
Amortization of deferred charges	12	54

	159	224